Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

January 22, 2020

VIA EDGAR

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:       The FS Energy Total Return Fund (the “Fund”) of FS Series Trust (the “Registrant or the “Trust”) (File Nos. 333-214851 and 811-23216)

Dear Ms. White:

On behalf of the Trust, set forth below are responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on January 13, 2020 and January 14, 2020, regarding the Registration Statement on Form N-14 (the “N-14 Registration Statement”) filed on December 20, 2019 (File No. 333-235668). The N-14 Registration Statement was filed in connection with the pending reorganization (the “Reorganization”) of the FS Energy Total Return Fund (Registration No. 333-214232) (the “Interval Fund”) into the Fund, which is expected to occur in March of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the N-14 Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the N-14 Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in Pre-Effective Amendment No. 2 to the N-14 Registration Statement, expected to be filed by the Registrant on or about January 24, 2020 (the “Revised N-14 Registration Statement”).

GENERAL

1)	Please confirm that the Registrant will be filing a delaying amendment to delay the effective date of the N-14 Registration Statement.

The Registrant confirms that it filed a delaying amendment to delay the effective date of the N-14 Registration Statement on Wednesday, January 15, 2020 (SEC Accession No. 0001104659-20-004275).

Ms. White

January 22, 2020

2)	Assuming that the proposed Reorganization is approved, please explain supplementally how the Fund will comply with the liquidity requirements that apply to open-end funds under the Investment Company Act of 1940, as amended (the “1940 Act”). In your explanation, please discuss whether any investments that the Fund considers liquid were previously characterized as illiquid, restricted, or classified as a Level 3 asset. If so, please identify those investments and provide the basis for the re-characterization. In addition, please confirm supplementally that the Fund has completed (or will complete) a liquidity risk assessment consistent with rule 22e-4. Also, will the Fund need to change its portfolio to come into compliance with rule 22e-4? If yes, in what ways?

The Registrant confirms that the Fund will comply with rule 22e-4 under the 1940 Act in accordance with the Trust’s liquidity risk management program (“LRMP”). In preparing for the Interval Fund’s Reorganization and conversion to a mutual fund, FS Energy Advisor, LLC (the “Adviser”) analyzed the Interval Fund’s current portfolio to determine how each investment held in the portfolio would be characterized for purposes of rule 22e-4. The Adviser has determined that, as of January 10, 2020, approximately 92% of the Interval Fund’s investments would be characterized as “Highly Liquid” and the remaining 8% would be characterized as “Less Liquid.” None of the Highly Liquid investments had previously been characterized as illiquid or restricted, and none were previously characterized as a Level 3 asset (as that term is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, issued by the Financial Accounting Standards Board).

In addition, the Interval Fund has completed a preliminary liquidity risk assessment consistent with the requirements of rule 22e-4 and will conduct an additional liquidity risk assessment within a reasonable period of time prior to the closing date of the Reorganization. The Adviser has concluded that the Interval Fund will not need to change its current portfolio in order to comply with rule 22e-4.

3)	Please revise the N-14 Registration Statement to incorporate all applicable comments provided on the Fund’s 485A filing.

The Registrant confirms that the N-14 Registration Statement will be revised to incorporate all applicable comments provided on the Fund’s 485A filing.

4)	The N-14 Registration Statement states that, “Following the Reorganization, Magnetar will directly manage the New Fund’s assets on a discretionary basis, subject to oversight by the Adviser and the Board of Trustees of the Trust.” Please state in plain English, if accurate, that after the Reorganization, Magnetar will not need approval from the Adviser’s investment committee.

The Registrant confirms that after the Reorganization, Magnetar will not need approval from the Adviser’s investment committee, and will revise the N-14 Registration Statement to state this fact in plain English.

5)	The second question under the “Questions and Answers” section relates to the reasons why the Reorganization has been recommended. Please provide a more extensive answer for the reasons the Reorganization is being recommended. Please also disclose the alternatives that were considered for the Interval Fund other than the Reorganization.

The Registrant will revise the answer to the second question under the “Questions and Answers” section of the N-14 Registration Statement as follows:

“The Board of Trustees of the Interval Fund (the “Interval Fund Board” or the “Trustees”) has determined that the Reorganization of the Interval Fund into the New Fund is in the best interest of the shareholders of the Interval Fund. At an Interval Fund Board meeting held on December 11, 2019, FS Energy Advisor, LLC (the “Adviser”) notified the Interval Fund Board that it was formally recommending that the Trustees approve the Reorganization of the Interval Fund into the New Fund.

Ms. White

January 22, 2020

When the Interval Fund was launched in 2017, the Adviser and its affiliates believed that the interval fund structure was appropriate for a number of reasons, including (i) the growing market adoption of the interval fund structure, (ii) the anticipated mix of assets, (iii) market conditions that favored a closed-end structure to an open-end structure and (iv) the potential to enhance investment performance through investments in directly originated investments.  At the time the product was being developed, the Adviser believed that the long-term investment horizon of the Interval Fund provided the flexibility to maximize the returns on its investments without needing to manage to short-term capital demands.  As such, the investment guidelines developed by the Adviser contemplated a mix of liquid and less liquid investments, including an allocation to investments in privately negotiated transactions alongside private funds managed by Magnetar.  In May 2018, the Adviser and its affiliates filed an application for exemptive relief to permit such transactions.  However, given the limited size of the Interval Fund since the initial filing, the Adviser and Magnetar determined that the costs of investing in directly originated investments and administering a co-investment program outweighed the benefits to shareholders until the Interval Fund reached more significant scale, which the Adviser determined that the Interval Fund would be unlikely to reach. Given the then-current market conditions, the current and expected composition of the portfolio, and the Interval Fund’s current and expected size, the Adviser believed that the Interval Fund’s investment strategy could be achieved in an open-end fund structure, while offering shareholders the benefit of increased liquidity. In determining how to best position the Interval Fund for future success, the Adviser determined that reorganizing the Interval Fund into an open-end mutual fund was the most appropriate option.  As a new series under the Trust, the New Fund will be able to leverage the larger distribution relationships of the Trust, including an expanded platform of custodians, broker-dealers and RIA firms and better position the New Fund to execute on its investment strategy.

The Adviser considered liquidating the Interval Fund, but determined that conversion into an open-end mutual fund was in the best interests of existing shareholders because it would give such shareholders the option to redeem their shares or to stay invested in the New Fund following the Reorganization.

After reviewing and considering, with the assistance of independent legal counsel, a number of factors relating to the Interval Fund and the New Fund, the Trustees determined that the Reorganization of the Interval Fund into the New Fund is in the best interest of the shareholders of the Interval Fund.

All of the expenses of the proposed Reorganization of the Interval Fund into the New Fund will be split equally between the Adviser and the Interval Fund, except for the fees paid to governmental authorities for registering or qualifying the shares of the New Fund to be issued in connection with the Reorganization, which fees will be paid by the New Fund.”

6)	Please confirm that, given the higher sales load for Class A Shares, expenses for Class T Shares will still decrease as a result of the Reorganization.

The Registrant so confirms. The Registrant notes that existing Class T Shares that will get converted to Class A Shares upon the Reorganization will not be subject to the higher Class A sales load. In addition, the Registrant notes that the fees and expenses for Class T Shares of the Interval Fund are currently higher than the estimated fees and expenses of Class A Shares of the New Fund following the Reorganization.

7)	Please provide the completed fee table and expense example for the Staff’s review prior to the effective date of the N-14 Registration Statement.

The Registrant confirms that the completed fee table and expense example will be provided for the Staff’s review in Pre-Effective Amendment No. 2 to the N-14 Registration Statement.

8)	Please consider revising the “Comparison of the Interval Fund and the New Fund” sections to present the differences between the Interval Fund and the Fund in a table format.

We respectfully acknowledge the comment; however, we believe that the Fund’s current disclosure is appropriate.

Ms. White

January 22, 2020

9)	Please more clearly explain the infrastructure component of the Fund’s strategy. How will the Fund’s strategy be different, if at all, given the Fund’s objective?

The Fund will invest in “Natural Resource/Infrastructure” companies, which include companies that are engaged in the development of energy infrastructure necessary to bring natural resources to market. Such companies include those that gather and process natural gas, as well as those that operate pipeline systems, own storage facilities or provide ancillary services related to production of natural resources. The Fund’s investment strategy is consistent with the Interval Fund’s investment strategy, which similarly discloses an investment strategy focused on companies that are engaged in the development of energy infrastructure. The operation of the Fund’s infrastructure strategy is expected to be substantially similar to the Interval Fund’s infrastructure strategy.

10)	The first paragraph of the “Comparison of the Interval Fund and the New Fund – Principal Investment Strategies” section refers to “fractionating” while the following paragraph refers to “fractioning.” Please confirm whether these terms are different, or revise as needed.

The Registrant confirms that it will correct the second reference from “fractioning” to “fractionating” in the Pre-Effective Amendment No. 2 to the N-14 Registration Statement.

11)	Given that both Funds may invest in exchange-traded funds (“ETFs”), please confirm whether there should be a line item in the fee table for acquired fund fees and expenses (“AFFE”).

The Registrant confirms that acquired fund fees and expenses are not expected to exceed one basis point throughout the New Fund’s first year of operations. The Registrant further confirms that it will add the disclosure if needed in the future.

12)	The section entitled “Comparison of the Interval Fund’s and the Trust’s Charter Documents” states that, “The following is only a summary of certain of the differences between the Interval Fund and the Interval Fund Charter, on the one hand, and the Trust and the Trust Charter, on the other. It is not a complete list of differences.” Please confirm that all material differences are described, and consider including a table for comparison purposes.

The Registrant confirms that all material differences are described. The Registrant has considered including a table for comparison purposes and respectfully submits that the disclosure as originally drafted provides a clear comparison.

13)	The as-filed Form of Proxy Card does not include a box to vote “For” the Proposal. Please confirm that all three boxes will be included in the Proxy Card that is mailed to shareholders so that shareholders can check the appropriate box.

The Registrant confirms that all three boxes will be included in the Proxy Card that is mailed to shareholders so that shareholders can check the appropriate box. The Pre-Effective Amendment No. 2 to the N-14 Registration Statement will include a form-of proxy card.

ACCOUNTING

14)	Please explain in correspondence the reasons for the policy change of converting the Fund from a closed-end fund to an open-end fund.

The Registrant notes that the explanation for converting the Fund from a closed-end interval fund into an open-end mutual fund is provided in Comment #5, above.

15)	Please describe in correspondence whether there will be any portfolio repositioning.

The Registrant confirms that no portfolio repositioning is anticipated in connection with the Reorganization.

Ms. White

January 22, 2020

16)	Please describe in correspondence whether any of the past fee waivers are subject to recoupment.

The Registrant confirms that the New Fund’s recoupment provision applies to the amounts waived prior to the Reorganization.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Series Trust